

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 15, 2012

Via E-mail
Michael T. Dance
Executive Vice President, Chief Financial Officer
Essex Property Trust, Inc.
925 East Meadow Drive
Palo Alto, CA 94303

> **Re: Essex Property Trust, Inc.**
> **Amendment No. 1 to Form 10-K for Fiscal Year Ended**
> **December 31, 2011**
> **Filed February 27, 2012**
> **File No. 1-13106**

Dear Mr. Dance:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2011

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Overview, page 29

1. We note your disclosure of same-property revenues, as well as discussion of same-property operating expenses and same-property net operating income. Please provide a reconciliation of same-property NOI to the most directly attributable GAAP amount, and disclose why you believe that presentation of same-property NOI provides useful information to investors. Such disclosures are required in accordance with Item 10(e) of Regulation S-K.

Results of Operations, page 30

Comparison of Year Ended December 31, 2011 to Year Ended December 31, 2010, page 30

2.   Please tell us the amount of free rent and rent concessions recorded for the fiscal years presented. Given that you note you may provide no rent for one or two months, please tell us why you have not included such amounts within the determination of average rent rates, given that such concessions reflect current market conditions to lease such units.

Critical Accounting Policies and Estimates, page 39

3.   Please tell us and provide in future periodic reports the total amount of capitalized internal costs during each period presented related to your development and redevelopment projects. Further, please quantify the amount of salaries capitalized in each category.

Funds from Operations ("FFO"), page 41

4.   We note your use of Core FFO within your earnings release. Please tell us whether management considers Core FFO to be a key performance indicator. If so, please include the disclosure of Core FFO within your next periodic report, providing the required disclosures pursuant to Item 10(e) of Regulation S-K.

Item 9A. Controls and Procedures

5.   Given that you amended your Form 10-K for the fiscal year ended December 31, 2011 for the issues noted in the Explanatory Note, in addition to others corrections made throughout your annual report, please tell us how you determined your disclosure controls and procedures were effective at December 31, 2011.

Item 15. Exhibits and Financial Statement Schedules

(A) Financial Statements

Notes to the Consolidated Financial Statements, page F-9

(2) Summary of Critical and Significant Accounting Policies, page F-9

(b) Real Estate Rental Properties, page F-10

6.   Please tell us how you account for capitalized costs incurred when you decide to place development activities on hold.

(3) Real Estate Investments, page F-16

(c) Co-Investments, page F-17

Canadian Pension Plan Investment Board – Joint Ventures Developments, page F-18

7. Please tell us and disclose in future filings whether the accounting policies of your co-investments are similar to your own. If not, please provide discussion highlighting such differences.

8. We note you entered into two separate joint ventures with the Canadian Pension Plan Investment Board during 2011, wherein you hold 55% interests in such co-investments. For each transaction, please separately address how you determined that you should not consolidate each joint venture given your majority ownership. Given that you earn development, asset and property management fees, as well as the potential to earn promoted interests in each co-investment, please address how you assessed which entity has the power, through voting or similar rights, to direct the activities that most significantly impact each entity's economic performance. In addition, please clarify what happens in situations where the parties do not agree and whether contractually one of the parties has the ability to break any deadlock.

(B) Exhibits

Exhibit 23.1

9. Please confirm to us that you have a signed copy of the consent from your independent registered public accounting firm related to the registration statements listed. In future filings, please ensure that you have included a designation illustrating that your auditors have signed such consent.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Accounting Branch Chief